Filed by Stagwell Group LLC

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: May 5, 2021

FIRST QUARTER
2021

EARNINGS CONFERENCE CALL

MAY 5, 2021

THE STAGWELL GROUP

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FORWARD LOOKING INFORMATION & OTHER INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

The results included in this presentation are those of Stagwell Marketing Group LLC (the "Company," or "SMG"). Stagwell Media LP ("Stagwell Media), is a private equity fund that owns all interests in SMG through a wholly owned holding company named Stagwell Marketing Group Holdings LLC. Stagwell Media LP, which has entered into a definitive transaction agreement to combine its businesses with MDC Partners. Stagwell Marketing Group LLC and its businesses are managed by The Stagwell Group, a registered investment advisor.

This presentation contains forward-looking statements. The forward-looking statements included in this presentation have been prepared by, and are the responsibility of, Stagwell management. The independent auditors of Stagwell, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained within, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the forward-looking statements. Statements in this presentation that are not historical facts, and statements about the Company's beliefs and expectations, earnings (loss) guidance, recent business and economic trends, potential acquisitions, and estimates of amounts for redeemable noncontrolling interests and deferred acquisition consideration, constitute forward-looking statements. Words such as "estimates", "expects", "expectations", "contemplates", "will", "anticipates", "projects", "plans", "intends", "believes", "forecasts", "may", "should", and variations of such words or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and are subject to change based on a number of factors, including those outlined below. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events, if any.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. Such risk factors include, but are not limited to, the following:

- risks associated with international, national and regional unfavorable economic conditions that could affect the Company or its clients, including as a result of the novel coronavirus pandemic ("COVID-19");
- the effects of the outbreak of COVID-19, including the measures to reduce its spread, and the impact on the economy and demand for our services, which may precipitate or exacerbate other risks and uncertainties;
- developments involving the proposed transaction with MDC to enter into a business combination with the Stagwell Marketing Group, LLC (the "Proposed Transaction").
  the anticipated benefits of the Proposed Transaction; the likelihood of the Proposed Transaction being completed; the anticipated outcome of the Proposed Transaction; the tax impact of the Proposed Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Proposed Transaction (the "Special Meeting"); the shareholder approvals required for the Proposed Transaction; regulatory and stock exchange approval of the Proposed Transaction; and the timing of the implementation of the Proposed Transaction;
- the Company's ability to attract new clients and retain existing clients;
- reduction in client spending and changes in client advertising, marketing and corporate communications requirements;
- financial failure of the Company's clients;
- the Company's ability to retain and attract key employees;
- the Company's ability to achieve the full amount of its stated cost saving initiatives;
- the Company's implementation of strategic initiatives;
- the Company's ability to remain in compliance with its debt agreements and the Company's ability to finance its contingent payment obligations when due and payable, including but not limited to those relating to redeemable noncontrolling interests and deferred acquisition consideration;
- the successful completion and integration of acquisitions which complement and expand the Company's business capabilities; and
- foreign currency fluctuations.

Investors should carefully consider these risk factors, other risk factors described herein, and the additional risk factors outlined in more detail in MDC's initial Form S-4, filed with the Securities and Exchange Commission (the "SEC") on February 8, 2021, Amendment No.1 filed on March 30, 2021, Amendment No. 2 filed on April 22, 2021 and Amendment No. 3 filed on April 30, 2021, all of which are accessible on the SEC's website at www.sec.gov.

FORWARD LOOKING INFORMATION & OTHER INFORMATION CON'T

Cautionary Statement Regarding Estimated Results

The quarterly results presented in these materials for the 2021 period are based on calculations or figures prepared internally. Therefore the non-GAAP reconciliation tables and results with respect to the 2021 quarterly information in this presentation are estimates only, subject to revision, and are not indicative of the results for the full year. For more information regarding factors that could cause actual results to differ from those described above, please see "Cautionary Statement Regarding Forward-Looking Statements".

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or a newly-formed company ("New MDC") may file with the SEC in connection with the Proposed Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Proposed Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Additional Information and Where to Find It

In connection with the Proposed Transaction, MDC and New MDC have filed with the SEC a registration statement on Form S-4 (the "Form S-4") on February 8, 2021, as amended on March 29, 2021, April 22, 2021 and April 30, 2021, that includes a proxy statement of MDC (together with the Form S-4, the "Proxy Statement/Prospectus"). This communication is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Proposed Transaction. When available, MDC will mail the Proxy Statement/Prospectus to its shareholders in connection with the votes to approve certain matters in connection with the Proposed Transaction.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION IN ITS/THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC, at the SEC's website at www.sec.gov. In addition, investors and securityholders are able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC's website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

Participants in the Solicitation

MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC's shareholders with respect to the approvals required to complete the Proposed Transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Proposed Transaction, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding MDC's directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 26, 2020 and in the Annual Report on Form 10-K filed by MDC with the SEC on March 5, 2020. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting is included in the Proxy Statement/Prospectus filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC's website at www.sec.gov and from MDC's website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Proposed Transaction, the suitability of the Proposed Transaction for you and other relevant matters concerning the Proposed Transaction.

FIRST QUARTER 2021
FINANCIAL RESULTS

FIRST QUARTER 2021 FINANCIAL HIGHLIGHTS

GAAP Revenue

- Q1 2021 GAAP revenue of $181.2 million reported quarter on quarter decline of $3.3 million, or 1.8%, compared to Q1 2020 of $184.5 million
- Q1 2021 GAAP revenue reported sequential decline of $131.8 million, or 42.1%, compared to Q4 2020 of $313.1 million

Net Revenue [1]

- Q1 2021 net revenue of $158.1 million reported quarter on quarter growth of $7.3 million, or 4.8%, compared to Q1 2020 of $150.8 million
- Q1 2021 net revenue reported sequential decline of $41.1 million, or 20.6%, compared to Q4 2020 of $199.2 million

Adjusted EBITDA [2]

- Q1 2021 Adjusted EBITDA of $23.8 million reported quarter on quarter growth of $2.2 million, or 10.2% compared to Q1 2020 of $21.6 million
- Q1 2021 Adjusted EBITDA reported sequential decline of $40.3 million, or 62.8%, compared to Q4 2020 of $64.2 million

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"
[1] – Refer to non-GAAP reconciliation of Net Revenue on slide 18
[2] – Refer to non-GAAP reconciliation of Adjusted EBITDA on slide 15, 16 and 17

FIRST QUARTER 2021 REVENUE HIGHLIGHTS

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"

[1] – Refer to non-GAAP reconciliation of Net Revenue on slide 18

Components of GAAP Revenue

Q1 2021 GAAP revenue decline was $3.3 million, or 1.8%, and consisted of the following:

- Organic revenue decline of $12.8 million, or 6.9%
- Inorganic revenue contributed $9.7 million
- Foreign exchange impact of $0.1 million

Components of Net Revenue [1]

Q1 2021 net revenue growth was $7.2 million, or 4.8%, and consisted of the following:

- Organic revenue decreased $1.9 million, or 1.3%
- Inorganic revenue contributed $9.3 million
- Foreign exchange impact of $0.1 million

SUMMARY OF OPERATING PERFORMANCE COMPARATIVE: 2021-Q1 VS 2020-Q1

(in thousands, except percentages)	Three Months Ended March 31		
	2021 – Q1	2020 – Q1	% Change
Net Revenue [(1)]	$ 158,074	$ 150,833	4.8%
Third-party direct costs	23,168	33,710	(31.3)%
GAAP Revenue	**181,242**	**$ 184,543**	**(1.8)%**
Operating expenses:			
Cost of services sold	111,999	120,758	(7.3)%
Office and general expenses	52,278	43,272	20.8%
Depreciation and amortization	10,950	9,756	12.2%
Total operating expenses	175,227	173,786	0.8%
Operating income	6,015	10,757	(44.1)%
Other expenses, net:			
Interest expense, net	(1,351)	(911)	
Other income, net	608	3,027	
Income before taxes and equity in earnings of unconsolidated affiliates	**5,272**	**12,873**	
Provision for income taxes	(673)	(459)	
Income before equity in earnings of unconsolidated affiliates	**4,599**	**12,414**	
Equity in earnings of unconsolidated affiliates	4	79	
Net income	**4,603**	**12,493**	
Less: Net income attributable to noncontrolling interests	1,153	1,138	
Less: Net loss attributable to redeemable noncontrolling interests	(915)	(692)	
Net income attributable to Stagwell Marketing Group's Member	**4,365**	**$ 12,047**	

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"
(1) – Refer to non-GAAP reconciliation of Net Revenue on slide 18

GAAP REVENUE & NET REVENUE SUMMARY AS REPORTED

(in thousands)

GAAP REVENUE	Quarter on Quarter Change (1st Quarter) Revenue	% Change
MARCH 31, 2020	$ 184,543	
Organic Revenue	(12,813)	(6.9)%
Inorganic Revenue[1]	9,660	5.2%
Foreign exchange impact	(148)	(0.1)%
Total Change	**(3,301)**	**(1.8)%**
MARCH 31, 2021	**$ 181,242**	

NET REVENUE[1]	Quarter on Quarter Change (1st Quarter) Revenue	% Change
MARCH 31, 2020	$ 150,833	
Organic Revenue	(1,949)	(1.3)%
Inorganic Revenue[1]	9,338	6.2%
Foreign exchange impact	(148)	(0.1)%
Total Change	**7,241**	**4.8%**
MARCH 31, 2021	**$ 158,074**	

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"

[1] – Refer to non-GAAP reconciliation of Inorganic Revenue and Net Revenue on slide 18

GAAP REVENUE & NET REVENUE SUMMARY ADJUSTED BASIS

(in thousands)

GAAP REVENUE – ADJUSTED [1]	Quarter on Quarter Change (1st Quarter) Revenue	% Change
MARCH 31, 2020	**$166,162**	
Organic Revenue	15,228	9.2%
Foreign exchange impact	(148)	(0.1)%
Total Change	**15,080**	**9.1%**
MARCH 31, 2021	**$ 181,242**	

NET REVENUE – ADJUSTED [1]	Quarter on Quarter Change (1st Quarter) Revenue	% Change
MARCH 31, 2020	**$ 149,995**	
Organic Revenue	8,227	5.5%
Foreign exchange impact	(148)	(0.1)%
Total Change	**8,079**	**5.4%**
MARCH 31, 2021	**$ 158,074**	

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"
[1] – Refer to non-GAAP reconciliation of Adjusted results on slide 20

ADJUSTED EBITDA QUARTERLY

(in thousands)	2020 Q1	2020 Q2	2020 Q3	2020 Q4	2021 Q1	% Change Q1 2021 vs. Q1 2020
Digital - Marketing	$ 5,971	$ 8,540	$ 14,594	$ 15,760	$ 11,384	90.6%
Digital - Content	988	(2,237)	(792)	1,995	(1,797)	(282.1)%
Research - Technology	3,788	2,342	2,681	2,985	3,673	(3.1)%
Research - Corporate	1,180	1,883	848	2,741	2,589	119.2%
Communications, Public Affairs and Advocacy	10,095	9,023	20,259	39,539	8,009	(20.7)%
All Other	(184)	1,420	1,848	1,482	576	413.0%
Corporate	(207)	(753)	(2,316)	(304)	(592)	(183.7)%
Total Adjusted EBITDA[2]	**$ 21,631**	**$ 20,218**	**$ 37,122**	**$ 64,198**	**23,842**	**10.2%**
GAAP Revenue	**$ 184,543**	**$ 162,330**	**$ 228,097**	**$ 313,062**	**181,242**	
Adjusted EBITDA margin on GAAP Revenue	11.7%	12.5%	16.3%	20.5%	13.2%	
Net Revenue[1]	**$ 150,833**	**$ 130,359**	**$ 152,859**	**$ 199,179**	**158,074**	
Adjusted EBITDA margin on Net Revenue	14.3%	15.5%	24.3%	32.2%	15.1%	

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"

(1) – Refer to non-GAAP reconciliation of Net Revenue on slide 18

(2) – Refer to non-GAAP reconciliation of Adjusted EBITDA on slide 15, 16 and 17

SUMMARY OF CASH FLOW
COMPARATIVE: 2021-Q1 vs 2020-Q1

Operating Cash as a % of Adjusted EBITDA:
First Quarter 2021: 24.2%
First Quarter 2020: 36.8%

Net cash used in investing activities included capital expenditures:
First Quarter 2021: $3,311
First Quarter 2020: $2,663

(in thousands, except percentages)	Three Months Ended March 31	
	2021 – Q1	2020 – Q1
Net cash provided by operating activities	$ 5,771	$ 7,968
Net cash used in investing activities	(3,311)	(4,358)
Net cash (used in) provided by financing activities	(41,142)	80,019
Effect of exchange rate changes on cash, cash equivalents and restricted cash	9	989
Net (decrease) increase in cash, cash equivalents and restricted cash	(38,673)	84,618
Cash, cash equivalents and restricted cash at the beginning of the period	92,457	63,860
Cash, cash equivalents and restricted cash at the end of the period	$ 53,784	$ 148,478
Supplemental cash flow information:		
Cash interest paid	$ (2,361)	$ (1,871)
Income taxes paid	(928)	(2,105)
Non-cash investing and financing activities:		
Acquisitions of business	-	(23,720)
Unrealized gain on investments	-	1,376
Contributions by Stagwell Media LP	10,268	18,920
Distributions to Stagwell Media LP	(13,000)	-
Payment of deferred acquisition consideration	(7,080)	-

AVAILABLE LIQUIDITY[1]

(in thousands)	March 31, 2021	December 31, 2020
Commitment Under JPM Credit Facility	$ 325,000	$ 325,000
Drawn	187,314	201,636
Undrawn Letters of Credit	6,666	5,482
Undrawn Commitments Under JPM Credit Facility[1]	131,020	117,882
Total Cash, Cash Equivalents and Restricted Cash	53,784	92,457
Liquidity	**$ 184,804**	**$ 210,339**

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"
[1] Subject to available borrowings under the JPM Credit Facility.

DEBT PROFILE AS OF MARCH 31, 2021
BORROWING MATURITY SCHEDULE, COVENANT AND RATIOS

Covenant	March 31, 2021
Total Leverage Ratio [1]	1.27
Maximum per covenant	4.25
Minimum per covenant	1.00

Adjusted EBITDA Ratios		LTM March 31,		
		2021		2020
(in thousands, except ratios)				
Adjusted EBITDA	$	145,371	$	102,960
Total Debt / Adjusted EBITDA		1.29x		2.55x
Net Debt / Adjusted EBITDA		0.92x		1.11x
Debt				
Current portion of long-term debt	$	745	$	994
Borrowings under Revolver		187,314		261,722
Total Debt		**188,059**		**262,716**
Cash, cash equivalents and restricted cash		53,784		148,478
Net Indebtedness	$	**134,275**	$	**114,238**

Maturity of Borrowing Structure as of March 31, 2021



350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
2021
2022
2023
2024
$325M
131,020
187,314
6,666
Standby Letters of Credit
Maturity date of Revolver
Available facility on Revolver

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"

(1) The leverage ratio is not based on generally accepted accounting principles and are not presented as alternatives measures of operating performance or liquidity. The ratio includes, among other things, pro forma adjustments for acquisitions, one-time charges, and other items, as defined in the JPM Credit Facility Agreement. They are presented here to demonstrate compliance with the covenants in the JPM Credit Facility Agreement, as non-compliance with such covenants could have a material adverse effect on the Company.

(2) Based on borrowings excludes Deferred Acquisition Consideration, which totaled $14,685 as of March 31, 2021.

(3) On November 13, 2020, the Company entered into a term loan agreement that provided the Company with a Delayed Draw Term Loan A in an aggregate principal amount of $90.0 million ("DD Term Loan A"). The DD Term Loan A will mature on November 13, 2023, provided that if the MDC Proposed Transaction is not consummated within thirty days of the draw of the DD Term Loan A, the maturity date will be thirty-one days after the draw. Proceeds of the borrowing under the DD Term Loan A will be used to partially fund a distribution by the Company prior to the closing of the Proposed MDC Transaction. Borrowing reported on the maturity schedule do not include the unfunded DD Term Loan A.

TOTAL NET OBLIGATIONS

(in thousands)	**March 31, 2021**
Net Indebtedness[1]	**$ 134,275**
Deferred Acquisition Consideration	14,685
Redeemable Non-Controlling Interest	89
Non-Redeemable Non-Controlling Interest	30,050
Investments	(2,456)
Total Other Obligations	**42,368**
Total Net Obligations	**$ 176,643**

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"

[1] Refer to non-GAAP reconciliation of Net Indebtedness on slide 12

APPENDIX

ADJUSTED EBITDA
RECONCILIATION BY SEGMENT

(in thousands)	2020 Q1	2020 Q2	2020 Q3	2020 Q4	2020 YTD	2021 Q1
Digital – Marketing						
Operating income	$ 2,413	$ 5,027	$ 10,429	$ 9,939	$ 27,810	$ 3,740
Depreciation and amortization	3,228	3,283	3,096	3,815	13,422	3,728
Deferred acquisition consideration adjustments	-	-	761	1,239	2,000	3,650
Other items, net	330	230	308	767	1,634	266
Adjusted EBITDA	**$ 5,971**	**$ 8,540**	**$ 14,594**	**$ 15,760**	**$ 44,866**	**$ 11,384**
Digital - Content						
Operating income	$ (2,852)	$ (5,738)	$ (4,093)	$ (1,307)	$ (13,990)	$ (5,181)
Depreciation and amortization	3,053	2,953	3,030	3,050	12,086	3,148
Deferred acquisition consideration adjustments	-	-	-	-	-	-
Other items, net	787	548	271	252	1,858	236
Adjusted EBITDA	**$ 988**	**$ (2,237)**	**$ (792)**	**$ 1,995**	**$ (46)**	**$ (1,797)**
Research - Technology						
Operating income	$ 3,301	$ 1,840	$ 2,113	$ 2,113	$ 9,367	$ 3,041
Depreciation and amortization	487	502	568	872	2,429	632
Deferred acquisition consideration adjustments	-	-	-	-	-	-
Other items, net	-	-	-	-	-	-
Adjusted EBITDA	**$ 3,788**	**$ 2,342**	**$ 2,681**	**$ 2,985**	**$ 11,796**	**$ 3,673**
Research – Corporate						
Operating income	$ 609	$ 774	$ 286	$ 2,157	$ 3,827	$ 2,048
Depreciation and amortization	571	559	562	582	2,274	541
Deferred acquisition consideration adjustments	-	-	-	-	-	-
Other items, net	-	550	-	2	552	-
Adjusted EBITDA	**$ 1,180**	**$ 1,883**	**$ 848**	**$ 2,741**	**$ 6,653**	**$ 2,589**

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"

ADJUSTED EBITDA
RECONCILIATION BY SEGMENT

(in thousands)	2020 Q1	2020 Q2	2020 Q3	2020 Q4	2020 YTD	2021 Q1
Communications, Public Affairs and Advocacy						
Operating income	$ 8,911	$ 6,314	$ 19,437	$ 35,742	$ 70,404	$ 6,426
Depreciation and amortization	1,183	1,573	1,455	1,696	5,907	1,583
Deferred acquisition consideration adjustments	-	1,121	(638)	1,774	2,257	-
Other items, net	1	15	2	327	345	-
Adjusted EBITDA	**$ 10,095**	**$ 9,023**	**$ 20,256**	**$ 39,539**	**$ 78,913**	**$ 8,009**
All Other						
Operating income	$ (941)	$ 660	$ 1,094	$ 568	$ 1,381	$ (545)
Depreciation and amortization	756	760	754	672	2,942	833
Deferred acquisition consideration adjustments	-	-	-	242	242	288
Other items, net	1	-	-	-	1	-
Adjusted EBITDA	**$ (184)**	**$ 1,420**	**$ 1,848**	**$ 1,482**	**$ 4,566**	**$ 576**
Corporate						
Operating income	$ (685)	$ (1,231)	$ (2,825)	$ (10,320)	$ (15,061)	$ (3,516)
Depreciation and amortization	478	478	509	500	1,965	485
Deferred acquisition consideration adjustments	-	-	-	-	-	-
Other items, net	-	-	-	9,516	9,516	2,439
Adjusted EBITDA	**$ (207)**	**$ (753)**	**$ (2,316)**	**$ (304)**	**$ (3,580)**	**$ (592)**

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"

ADJUSTED EBITDA
CONSOLIDATED RECONCILIATION

	2020					2021
(in thousands, except percentages)	Q1	Q2	Q3	Q4	YTD	Q1
Net income	$ 12,493	$ 4,845	$ 21,422	$ 32,701	$ 71,461	$ 4,603
Equity in (losses) earnings of unconsolidated affiliates	(79)	37	35	(51)	(58)	(4)
Provision for income taxes	459	134	2,618	2,726	5,937	673
Other (income) expense, net	(3,027)	691	594	1,919	177	(608)
Interest expense, net	911	1,976	1,778	1,558	6,223	1,351
Depreciation and amortization	9,756	10,108	9,974	11,187	41,025	10,950
Deferred acquisition consideration adjustments	-	1,121	149	3,227	4,497	3,936
Other items, net	1,118	1,306	552	10,931	13,906	2,941
Adjusted EBITDA	**$ 21,631**	**$ 20,218**	**$ 37,122**	**$ 64,198**	**$ 143,168**	**$ 23,842**

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"

RECONCILIATIONS
INORGANIC GAAP REVENUE AND INORGANIC NET REVENUE

	2020					2021
(in thousands)	Q1	Q2	Q3	Q4	YTD	Q1
INORGANIC GAAP REVENUE						
GAAP revenue	$ 184,543	$ 162,330	$ 228,097	$ 313,062	**$ 888,032**	$ 181,242
Organic revenue for the period	(154,822)	(140,923)	(216,959)	(299,785)	**(812,488)**	(171,434)
Foreign exchange impact	(847)	188	760	478	**579**	(148)
Inorganic GAAP Revenue	**$ 28,874**	**$ 21,595**	**$ 11,898**	**$ 13,755**	**$ 76,123**	**$ 9,660**
INORGANIC NET REVENUE						
GAAP revenue	$ 184,543	$ 162,330	$ 228,097	$ 313,062	**$ 888,032**	$ 181,242
Third party direct costs	(33,710)	(31,971)	(75,238)	(113,882)	**(254,801)**	(23,168)
Net revenue	150,833	130,359	152,859	199,180	**633,231**	158,074
Organic revenue for the period	(125,733)	(112,795)	(142,289)	(186,472)	**(567,289)**	(148,588)
Foreign exchange impact	(847)	188	760	478	**579**	(148)
Inorganic Net Revenue	**$ 24,253**	**$ 17,752**	**$ 11,330**	**$ 13,186**	**$ 66,521**	**$ 9,338**

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"

RECONCILIATIONS
ADJUSTED GAAP REVENUE AND NET REVENUE

(in thousands)	Pro Forma Consolidated Company	Adjustments — Communications, Public Affairs and Advocacy — Three Months Ended March 31, 2020 Pro Forma	Adjustments — Communications, Public Affairs and Advocacy — Three Months Ended March 31, 2019 Pro Forma	Adjusted Consolidated Company
ADJUSTED RESULTS - GAAP REVENUE				
March 31, 2020 – Adjusted	$ 194,061	$ (54,422)	$ 26,523	$ 166,162
Organic revenue	(12,671)	11,122	16,777	15,228
Foreign exchange impact	(148)	-	-	(148)
Total Change	(12,819)	11,122	16,777	15,080
March 31, 2021	**$ 181,242**	**$ (43,300)**	**43,300**	**$ 181,242**
ADJUSTED RESULTS - NET REVENUE				
March 31, 2020 – Adjusted	$ 160,029	$ (28,568)	$ 18,534	$ 149,995
Organic revenue	(1,807)	(512)	10,546	8,227
Foreign exchange impact	(148)	-	-	(148)
Total Change	(1,955)	(512)	10,546	8,079
March 31, 2021	**$ 158,074**	**$ (29,080)**	**29,080**	**$ 158,074**

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"

OTHER
MISCELLANEOUS INFORMATION

(in thousands)	2020 Q1	2020 Q2	2020 Q3	2020 Q4	2020 YTD	2021 Q1
OTHER ITEMS, NET						
Acquisition-related expenses	$ 657	$ 478	$ 461	$ 9,392	$ 10,988	$ 2,646
Other non-recurring items	-	-	-	-	-	295
Other restructuring costs	470	865	94	1,490	2,919	-
Total other items, net	**$ 1,127**	**$ 1,343**	**$ 555**	**$ 10,883**	**$ 13,907**	**$ 2,941**
CASH INTEREST, NET & OTHER						
Cash interest paid	$ 1,871	$ 2,619	$ 2,798	$ 1,999	$ 9,287	$ 2,361
Interest income	317	225	232	234	1,008	200
Total cash interest, net & other	**$ 2,188**	**$ 2,844**	**$ 3,030**	**$ 2,233**	**$ 10,295**	**$ 2,561**
CAPITAL EXPENDITURES, NET						
Capital expenditures	**$ 2,663**	**$ 2,654**	**$ 3,660**	**$ 3,122**	**$ 12,099**	**$ 3,311**
MISCELLANEOUS DISCLOSURES						
Net income attributable to noncontrolling interest	$ 1,138	$ 1,671	$ 4,522	$ 10,900	$ 18,231	1,153
Net loss attributable to redeemable noncontrolling interest	(692)	(1,097)	(908)	(429)	(3,126)	(915)
Cash taxes	2,105	(795)	2,308	7,096	10,714	928

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"

DEFINITION OF NON-GAAP FINANCIAL MEASURES

In addition to its reported results, Stagwell Marketing Group has included in this supplemental management presentation certain financial results that the Securities and Exchange Commission defines as "non-GAAP financial measures." Management believes that such non-GAAP financial measures, when read in conjunction with the Company's reported results, can provide useful supplemental information for investors analyzing period to period comparisons of the Company's results. Such non-GAAP financial measures include the following:

Net Revenue
GAAP Revenue adjusted to exclude certain third-party direct costs when the Company acts as principal for the services rendered in the client arrangement.

Inorganic Revenue
"Inorganic Revenue" consists of (i) for acquisitions during the current year, the revenue effect from such acquisitions as if the acquisition had been owned during the equivalent period in the prior year and (ii) for acquisitions during the previous year, the revenue effect from such acquisitions as if they had been owned during that entire year (or same period as the current reportable period), taking into account their respective pre-acquisition revenues for the applicable periods.

Organic Revenue
Organic revenue is calculated by subtracting both the foreign exchange and acquisition (disposition) components from total revenue. "Organic revenue growth" and "organic revenue decline" refers to the positive or negative changes in revenue that were not attributable to the effects of foreign exchange or acquired run rate revenue from acquisitions. The organic revenue growth (decline) component reflects the constant currency impact of (a) the change in revenue of the Company's Brands that have been held throughout each of the comparable periods presented, and (b) inorganic revenue.

Adjusted EBITDA
Adjusted EBITDA is a non-GAAP financial measure that represents Net income adjusted for (a) interest expense, (b) provision for income taxes, (c) depreciation and amortization expense, (d) other income (expenses), (e) equity in earnings (losses) of unconsolidated affiliates, (f) deferred acquisition consideration adjustments, and (g) other items, net. Other items, net includes items such as acquisition-related expenses, other non-recurring items and other restructuring costs.

Net Indebtedness
Net Indebtedness is a non-GAAP financial measure that is defined as total debt less cash, cash equivalents and restricted cash.

Included in the Company's earnings release and supplemental management presentation are tables reconciling The Company's reported results to arrive at certain of these non-GAAP financial measures.